                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                              Washington, DC 20549

                                   FORM U-9C-3

                                QUARTERLY REPORT

                       FOR THE QUARTER ENDED June 30, 2002

   Filed Pursuant to Rule 58 of the Public Utility Holding Company Act of 1935



                              PROGRESS ENERGY, INC.
                            410 S. Wilmington Street
                                Raleigh, NC 27602

Contents                                                                   Page
ITEM 1 - Organization Chart                                                  2

ITEM 2 - Issuances and Renewals of Securities and Capital Contributions      3

ITEM 3 - Associate Transactions                                              4

ITEM 4 - Summary of Aggregate Investment                                     6

ITEM 5 - Other Investments                                                   6

ITEM 6 - Financial Statements and Exhibits                                   6

                           ITEM 1 - ORGANIZATION CHART

                                                                                         Percentage
                                                              Energy or       State      of Voting
                                                                 Gas           of        Securities
 Name of Reporting Company                                     Related    Organization      Held       Nature of Business
-----------------------------------------------------------  ----------  -------------- ------------  --------------------
Progress Ventures, Inc.                                       Energy            NC
     CPL Synfuels LLC                                         Energy            NC           100       Synthetic Fuel Production
         Solid Fuel  LLC                                      Energy            DE            90       Synthetic Fuel Production
         Sandy River Synfuel LLC                              Energy            DE            90       Synthetic Fuel Production
         Colona Synfuel LLLP                                  Energy            DE            17       Synthetic Fuel Production
Strategic Resource Solutions Corp.                            Energy            NC           100       Energy Services Company
     SRS. Engineering Corp.                                   Energy            NC           100       Energy Engineering
     Spectrum Controls, Inc./1/                               Energy            NC           100       Energy Controls
 Progress Fuels Corporation/2/                                Energy            FL           100       Procurement and
                                                                                                       Transportation of Coal
     EFC Synfuel LLC                                          Energy            DE           100       Holding Company
         Ceredo Synfuel LLC                                   Energy            DE            99       Synthetic Fuel Production
         Sandy River Synfuel LLC                              Energy            DE             9       Synthetic Fuel Production
         Solid Energy LLC                                     Energy            DE            99       Synthetic Fuel Production
         Solid Fuel LLC                                       Energy            DE             9       Synthetic Fuel Production
     Kentucky May Coal Company, Inc.                          Energy            VA           100       Coal Mine
         Cincinnati Bulk Terminals, Inc.                      Energy            DE           100       Coal and Bulk Material
                                                                                                       Terminal
            Kanawha River Terminals, Inc.                     Energy            FL           100       Coal and Bulk Material
                                                                                                       Terminal
              Black Hawk Synfuel, LLC                         Energy            DE           100       Synthetic Fuel Production
                  New River Synfuel LLC                       Energy            CO            10       Synthetic Fuel Production
              Ceredo Liquid Terminal LLC                      Energy            DE           100       Emulsion Products Terminal
              Coal Recovery V, LLC                            Energy            MO            25       Synthetic Fuel Marketing
              Colona Newco, LLC                               Energy            DE           100       Holding Company
                  Colona SynFuel Limited Partnership, LLLP    Energy            DE          20.1       Synthetic Fuel Production
              Colona Sub No. 2, LLC                           Energy            DE           100       Synthetic Fuel Production
                  Colona Synfuel Limited Partnership, LLLP    Energy            DE             1       Synthetic Fuel Production
              Colona Synfuel Limited Partnership, LLLP        Energy            DE          61.9       Synthetic Fuel Production
     Marmet Synfuel, LLC/3/                                   Energy            DE           100       Synthetic Fuel Production
     Progress Materials, Inc.                                 Energy            FL           100       Manufacturing
     Progress Synfuel Holdings, Inc.                          Energy            DE           100       Holding Company
                  Ceredo Synfuel LLC                          Energy            DE             1       Synthetic Fuel Production
                  Sandy River Synfuel LLC                     Energy            DE             1       Synthetic Fuel Production
                  Solid Energy LLC                            Energy            DE             1       Synthetic Fuel Production
                  Solid Fuel LLC                              Energy            DE             1       Synthetic Fuel Production
     Riverside Synfuel, LLC./4/                               Energy            WV           100       Synthetic Fuel Production
Utech Venture Capital Corporation                             Energy            DE          9.76       Investment in
                                                                                                       Electrotechnologies

Utech Climate Challenge Fund                                   Energy           DE           9.8       Investment in
                                                                                                       Electrotechnologies

________________
1 Spectrum Controls, Inc. was sold effective 31-May-2002 and is no longer a
  Progress Energy, Inc. entity.
2 Progress Fuels Corporation was formerly known as Electric Fuels Corporation. 3 Marmet Synfuel, LLC was omitted from previous U-9C-3 quarterly filings in error.
4 Riverside Synfuel, LLC was formed effective 20-May-2002 as a single member
  LLC.

                ITEM 2 - ISSUANCES AND RENEWALS OF SECURITIES AND
                              CAPITAL CONTRIBUTION

      Contribution        Company Making                  Company Receiving              Contribution
         Date              Contribution                      Contribution                Amount (in $)
         ----              ------------                      ------------                -------------
04/30/2002           CP&L Synfuels, LLC                  Solid Fuel, LLC                   9,754,333.54
04/30/2002           EFC Synfuel, LLC                    Solid Fuel, LLC                     975,433.35
04/30/2002           Progress Synfuel Holdings, Inc.     Solid Fuel, LLC                     108,381.48
04/30/2002           CP&L Synfuels, LLC                  Sandy River Synfuel, LLC          9,850,720.97
04/30/2002           EFC Synfuel, LLC                    Sandy River Synfuel, LLC            985,072.10
04/30/2002           Progress Synfuel Holdings, Inc.     Sandy River Synfuel, LLC            109,452.46
05/01/2002           Progress Capital Holdings, Inc.     Progress Fuels Corporation      151,319,597.41
05/01/2002           Progress Fuels Corporation          Westchester Gas Company, Ltd.     1,464,407.00
05/31/2002           CP&L Synfuels, LLC                  Solid Fuel, LLC                   2,080,463.48
05/31/2002           EFC Synfuel, LLC                    Solid Fuel, LLC                     208,046.35
05/31/2002           Progress Synfuel Holdings, Inc.     Solid Fuel, LLC                      23,116.26
05/31/2002           CP&L Synfuels, LLC                  Sandy River Synfuel, LLC          2,106,015.87
05/31/2002           EFC Synfuel, LLC                    Sandy River Synfuel, LLC            210,601.58
05/31/2002           Progress Synfuel Holdings, Inc.     Sandy River Synfuel, LLC             23,400.18
06/30/2002           CP&L Synfuels, LLC                  Solid Fuel, LLC                   2,810,048.86
06/30/2002           EFC Synfuel, LLC                    Solid Fuel, LLC                     281,004.89
06/30/2002           Progress Synfuel Holdings, Inc.     Solid Fuel, LLC                      31,222.77
06/30/2002           CP&L Synfuels, LLC                  Sandy River Synfuel, LLC          1,497,241.42
06/30/2002           EFC Synfuel, LLC                    Sandy River Synfuel, LLC            149,724.14
06/30/2002           Progress Synfuel Holdings, Inc.     Sandy River Synfuel, LLC             16,636.02

       Dividend           Company Making                  Company Making                 Dividend
         Date                Dividend                        Dividend                     Amount
         ----                --------                        --------                     ------
None to report for this
       quarter.

                         ITEM 3. ASSOCIATE TRANSACTIONS

             Part I - Transactions Performed by Reporting Companies
                        on Behalf of Associate Companies

    Reporting Company       Associate Company             Types of      Direct Costs    Indirect Costs     Cost of     Total Amount
    Rendering Services      Receiving Services            Services     Charged (in $)   Charged (in $)  Capital (in $) Billed (in $)
Strategic Resource          Carolina Power & Light      Energy               3,484,393                                 3,484,393
Solutions Corp.                                         Management
Sandy River Synfuel, LLC    Cincinnati Bulk Terminals,  Coal sales             383,346                                   383,346
                            Inc.

Progress Fuels Corporation  Florida Power Corp.         Coal Sales          73,834,780                                73,834,780

Progress Fuels Corporation  Kanawha River Terminals,    Coal Sales           7,917,335                                 7,917,335
                            Inc.

Progress Fuels Corporation  Florida Power Corporation   Admin Services           1,709                                     1,709

Progress Fuels Corporation  Carolina Power & Light Co.  Admin Services          62,086                                    62,086

Progress Fuels Corporation  Progress Land Corporation   Admin Services          23,530                                    23,530

Progress Fuels Corporation  Dulcimer Land Company, Inc. Admin Services          11,620                                    11,620

Progress Fuels Corporation  Homeland Coal Company, Inc. Admin Services           9,832                                     9,832

Progress Fuels Corporation  Awayland Coal Company, Inc. Admin Services          30,448                                    30,448

Progress Fuels Corporation  Powell Mountain Joint       Admin Services         177,501                                   177,501
                            Venture

Progress Fuels Corporation  Powell Mountain Coal        Admin Services         465,632                                   465,632
                            Company, Inc.

Progress Fuels Corporation  Mesa Hydrocarbons, Inc.     Admin Services         499,742                                   499,742

Progress Fuels Corporation  Westchester Gas Company,    Admin Services             346                                       346
                            Ltd.

Progress Fuels Corporation  Progress Synfuel Holdings,  Admin Services           1,972                                     1,972
                            Inc.

Progress Fuels Corporation  EFC Synfuel, LLC            Admin Services          83,682                                    83,682

Progress Fuels Corporation  Ceredo Synfuel, LLC         Admin Services          43,251                                    43,251

Progress Fuels Corporation  Sandy River Synfuel, LLC    Admin Services            (312)                                     (312)

Progress Fuels Corporation  Progress Rail Services      Admin Services       1,610,102                                 1,610,102
                            Corporation

Progress Fuels Corporation  Progress Materials, Inc.    Admin Services         361,098                                   361,098

Progress Fuels Corporation  Kentucky May Coal Company,  Admin Services         405,826                                   405,826
                            Inc.

Progress Fuels Corporation  Diamond May Coal Company    Admin Services         256,208                                   256,208

Progress Fuels Corporation  Kentucky May Mining Company Admin Services         220,296                                   220,296


     Reporting Company      Associate Company               Types of       Direct Costs      Indirect    Cost of     Total Amount
    Rendering Services      Receiving Services              Services      Charged (in $)  Costs Charged  Capital     Billed (in $)
                                                                                              (in $)      (in $)
Progress Fuels Corporation  Cincinnati Bulk Terminals,   Admin Services           189,687                                   189,687
                            Inc.

Progress Fuels Corporation  Kanawha River Terminals,     Admin Services           987,131                                   987,131
                            Inc.

Progress Fuels Corporation  Colona Synfuel, LLLP         Admin Services            37,224                                    37,224

Progress Fuels Corporation  Black Hawk Synfuel, LLC      Admin Services           108,774                                   108,774

Progress Fuels Corporation  Ceredo Liquid Terminals, LLC Admin Services            65,765                                    65,765

                                                         ITEM 3.

                     Part II - Transactions Performed by Associate Companies on Behalf of Reporting Companies

     Associate Company      Reporting Company               Types of       Direct Costs      Indirect       Cost of   Total Amount
    Rendering Services      Receiving Services`             Services      Charged (in $)  Costs Charged     Capital   Billed (in $)
                                                            Rendered                          (in $)        (in $)
Progress Energy Service     Strategic Resource           Admin Services           230,341        187,898                    418,239
Co., LLC                    Solutions Corp.

Carolina Power & Light      Strategic Resource           Admin Services             3,132          7,803                     10,935
                            Solutions Corp

Powell Mountain Joint       Solid Fuel, LLC              Admin Services        25,383,099                                25,383,099
Venture

Progress Energy Service     Progress Fuels Corporation   Admin Services         6,409,436                                 6,409,436
Co, LLC

Progress Ventures, Inc.     Progress Fuels Corporation   Admin Services           769,173                                   769,173

Powell Mountain Joint       Progress Fuels Corporation   Coal Sales               692,959                                   692,959
Venture

Marmet Synfuel, LLC         Progress Fuels Corporation   Coal/Synfuel           2,016,990                                 2,016,990
                                                         Sales

Kanawha River Terminals,    Progress Fuels Corporation   Coal Sales             3,307,118                                 3,307,118
Inc.

Black Hawk Synfuel, LLC     Progress Fuels Corporation   Coal/Synfuel           8,133,593                                 8,133,593
                                                         Sales

Kanawha River Terminals,    Sandy River Synfuels, LLC    Coal Sales            17,919,131                                17,919,131
Inc.

Kanawha River Terminals,    Sandy River Synfuels, LLC    Admin Services         5,351,439                                 5,351,439
Inc.
Kanawha River Terminals,    Colona Synfuel Partnership   Coal Sales            20,735,193                                20,735,193
Inc.                        LLLP

Kanawha River Terminals,    Colona Synfuel Partnership   Land Rent                  6,000                                     6,000
Inc.                        LLLP

Ceredo Liquid Terminal, LLC Colona Synfuel Partnership   Admin Services         1,650,627                                 1,650,627
                            LLLP

                    ITEM 4 - SUMMARY OF AGGREGATE INVESTMENT

Investments in energy-related companies:                                        (in 000's)
-----------------------------------------------------                           ----------
     Total consolidated capitalization as of 06/30/02.                          $17,476,542    Line 1
         Total capitalization multiplied by 15%                                 $ 2,621,481    Line 2
           (line 1 multiplied by 0.15)
         Greater of $50 million or line 2                                       $ 2,621,481    Line 3
         Total current aggregate investment:
         (categorized by major line of energy related businesses)
              Synthetic Fuel                                                        120,861
              Emulsion Products Terminal                                                  0
              Electrotechnologies                                                         0
              Energy Service                                                            273
              Manufacturing                                                            (937)
                  Total current aggregate investment                            $   120,197    Line 4
              Difference between the greater of $50 million or 15%
              of capitalization and the total aggregate investment of
              the registered holding company system (line 3 less line 4)        $ 2,501,285    Line 5

                          ITEM 5 - OTHER INVESTMENTS/5/

           Investment Balance                                                   11/30/00
           ------------------                                                   --------
           Colona Synfuel, LLLP                                                   9,092,279
           Sandy River Synfuel, LLC                                              29,981,746
           Solid Fuel, LLC                                                       39,022,407
           Solid Energy LLC                                                               -
           Ceredo Synfuel LLC                                                             -
           Ceredo Liquid Terminal LLC                                                     -
           Progress Materials, Inc.                                               2,553,487
           Strategic Resource Solutions Corp.                                   119,526,168
           Utech Venture Capital Corporation                                      4,542,352
           Utech Climate Challenge Fund, LP                                       2,249,375

                          ITEM 6 - FINANCIAL STATEMENTS

Not applicable.

__________________
/5/ These numbers do not include Progress Fuels Corporation (f/k/a Electric Fuels Corporation) because the Commission has determined that a majority of the assets of Progress Fuels Corporation's subsidiaries are not retainable under the standards of Section 11(b)(1) of the Act

                                    SIGNATURE

Pursuant to the requirements of the Public Utility Holding Company Act of 1935, the Registrant has duly caused this report to be signed on its behalf by the undersigned thereto duly authorized.

                                             PROGRESS ENERGY, INC.
                                             ----------------------------------
                                             Registrant

Date: September 3, 2002                      By: ______________________________
                                             Name:  Thomas R. Sullivan
                                             Title: Treasurer